Exhibit 99.1

Results of Operations for and as of the Six Months Ended June 30, 2007 and June 30, 2006

The following is a summary and discussion of certain of our unaudited results as of and for the six months ended June 30, 2007 and 2006. This unaudited condensed interim financial information has been presented on a basis of Mexican Reporting Standards (Normas de Información Financiera Mexicana), or “Mexican FRS”, in effect as of December 31, 2006, and is presented in constant Mexican pesos with purchasing power as of June 30, 2007. As a result of Mexican inflation during the first six months of 2007, the purchasing power of one Mexican peso as of December 31, 2006 was equivalent to the purchasing power of 1.0062 as of June 30, 2007. Accordingly, the audited financial statements and other financial information presented in our annual report on Form 20-F as of and for the year ended December 31, 2006, filed with the SEC on July 2, 2007 (File No. 001-16269) (the “2006 Form 20-F”) are not directly comparable to the interim financial information discussed herein because they are stated in constant pesos at different dates. Management believes that this difference is not material.

We incorporate by reference herein our unaudited condensed consolidated interim financial statements as of June 30, 2007 and for the six months ended June 30, 2007 and 2006, which were included in our report on Form 6-K, furnished to the SEC on October 17, 2007 (File No. 001-12269).

Our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2007 include the classification of revenues and expenses into ordinary or non-ordinary categories (although as of and for the six months ended June 30, 2007, we had no non-ordinary revenues or expenses), as is required under the new Mexican FRS B-3 “Statements of Income”, which came into force on January 1, 2007. See Note 2.a.i to our unaudited condensed consolidated interim financial statements. The unaudited condensed interim financial information presented below is not presented under the Mexican Accounting Bulletin B-3 in force at January 1, 2007 and is, therefore, comparable in this respect to the audited consolidated financial statements included in our 2006 Form 20-F.

In the opinion of our management, the unaudited condensed interim financial information set forth below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this selected financial data in a manner consistent with the Mexican FRS presentation made in the audited consolidated financial statements included in our 2006 Form 20-F. Results for the first six months of 2007, are not, however, necessarily indicative of results to be expected for the full year.

	For the six months periods ended June 30,
	2006	2007
	(millions of constant Mexican pesos as of June 30, 2007) (unaudited)
	(as adjusted)(1)
Operating revenues	Ps. 110,907	Ps. 142,802
Operating costs and expenses	70,490	83,176
Depreciation and amortization	13,031	16,430
Operating income	27,385	43,197
Comprehensive financing costs (income)	120	(267)
Net income	21,355	30,478

(1)	In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis, and we have adjusted our financial information and selected financial information presented in this report to include the assets, liabilities and results of operations of Amtel and its subsidiary for the six months ended June 30, 2006. See Note 3 to our audited consolidated financial statement incorporated by reference from our 2006 Form 20-F.

Operating Revenues

We recorded operating revenues of Ps.142,802 million for the six months ended June 30, 2007, representing a 28.8% increase over the first six months of 2006. This increase in revenues principally reflects subscriber growth and an increase in traffic, primarily from value-added services and the implementation of national “calling party pays” in Mexico. Our consolidated revenues for the first six months of 2007 include approximately Ps.8,437 million attributable to our operations in the Dominican Republic and Puerto Rico, whose results we began to consolidate as of December 1, 2006 and April 1, 2007, respectively.

We had approximately 137.2 million wireless subscribers as of June 30, 2007, as compared to 107.8 million as of June 30, 2006 (which represented a 27.3% increase) and 124.8 million as of December 31, 2006 (which represented a 9.9% increase). We experienced subscriber growth in all of our markets during the first six months of 2007. The table below sets forth our total wireless subscribers in each of markets as of June 30, 2007 and June 30, 2006.

	As of June 30,		% Growth
	2006	2007
	(thousands)
Mexico	39,150	46,114	17.8%
Argentina	8,054	11,695	45.2
Brazil	20,949	26,252	25.3
Central America(1)	4,823	6,772	40.4
Chile	2,001	2,694	34.6
Colombia	17,970	20,607	14.7
Dominican Republic(2)	—	2,339	—
Ecuador	4,819	6,216	29.0
Paraguay	296	444	50.0
Uruguay	269	596	121.6
Peru	2,483	4,357	75.5
Puerto Rico(3)	—	574	—
United States	7,014	8,576	22.3

Total	107,828	137,236	27.3%

(1)	Includes El Salvador, Guatemala, Honduras and Nicaragua.
(2)	We began consolidating the results of Codetel as from December 1, 2006.
(3)	We began consolidating the results of TELPRI as from April 1, 2007.

We had 3.8 million fixed-lines as of June 30, 2007 and 2.1 million as of June 30, 2006. Of our 3.8 million fixed-lines as of June 30, 2007, 1.7 million belonged to TELPRI and Codetel.

During the first six months of 2007, we recorded Ps.123,534 million in service revenues and Ps.19,268 million in equipment revenues, as compared to Ps.93,576 million and Ps.17,331 million, respectively, during the first six months of 2006. Our service revenues and equipment revenues represented 86.5% and 13.5%, respectively, of our total operating revenues for the first six months of 2007, as compared to 84.4% and 15.6%, respectively, for the comparable period in 2006.

Our average revenues per subscriber were affected during the first six months of 2007 as compared to the first six months of 2006, by lower effective rates in some of our principal markets, including Mexico, and by a higher portion of our total subscriber base being represented by prepaid subscribers, which generate, on average, lower revenues than postpaid subscribers.

During the first six months of 2007, our service revenues (which grew by 32.0% as compared to the first six months of 2006) increased at a faster rate than our equipment revenues (which grew by 11.2% as compared to the first six months of 2006). We continue to experience a rapid increase in revenues from services such as data services, including SMS messaging, and other value-added services. An increasing portion of our equipment revenues is represented by sales of SIM cards for GSM equipment, which have a lower price than handsets.

The following table sets forth the percentages of our operating revenues for the first six months of 2007 and 2006 represented by our regional markets:

Country or Region	% of revenues during first six months of 2006	% of revenues during first six months of 2007
Mexico	47.1%	41.5%
Brazil	15.7	17.5
Southern Cone (Argentina, Chile, Paraguay and Uruguay)	8.4	8.7
Colombia	9.3	10.0
Andean Region (Ecuador and Peru)	5.4	5.3
Central America (El Salvador, Guatemala, Honduras and Nicaragua)	7.5	5.7
Caribbean	—	5.9
United States	6.6	5.4

Total	100%	100%

Our non-Mexican operations continue to grow in significance in terms of contribution to our financial performance. Our non-Mexican operations accounted for 58.5% of our operating revenues during the first six months of 2007, as compared to 52.9% of our operating revenues during the first six months of 2006.

Operating Costs and Expenses

Our operating costs and expenses (excluding depreciation and amortization) for the first six months of 2007 increased by 18.0% to Ps.83,176 million, as compared to Ps.70,490 million for the first six months of 2006. As a percentage of our total revenues, operating costs and expenses decreased to 58.2% during the first six months of 2007 as compared to 63.6% during the first six months of 2006. The decrease in our operating costs and expenses as a percentage of revenues primarily reflects our increased scale. In terms of our scale, as new subscribers represent a lower percentage of our existing subscriber base, the impact of subscriber acquisition costs on our margins decreases. In terms of our scale, lower handset subsidies and cost control measures.

The increase in operating costs and expenses in the first six months of 2007 includes an increase of Ps.7,358 million, or 35.3%, in cost of service, reflecting principally increased interconnection fees and infrastructure costs, an increase of Ps.2,150 million, or 7.4%, in cost of equipment reflecting principally increased handset and SIM card sales and an increase of Ps.3,177 million, or 15.4%, in selling, general and administrative expenses reflecting principally an increase in our expenses related to the integration of our recently acquired Caribbean operations.

Our depreciation and amortization expenses increased by 26.1% in the first six months of 2007 compared to the first six months of 2006, from Ps.13,031 million to Ps.16,430 million. The increase principally reflected new investments in our network.

Operating Income

Our operating income for the first six months of 2007 totaled Ps.43,197 million, a 57.7% increase compared to Ps.27,385 million for the first six months of 2006. As a percentage of our revenues, operating income for the first six months of 2007 increased to 30.2% compared to 24.7% for the first six months of 2006. For the first six months of 2007, we reported positive operating income in all of our geographic markets other than Chile. The improvement in our operating income margin includes significant improvement in margins at many of our South American operations, particularly in Brazil, Colombia and Ecuador, where revenues are increasing at a faster rate than costs as a result of our increased scale in those markets.

Comprehensive Financing Cost (Income)

Our comprehensive financing income for the first six months of 2007 was Ps.267 million, an increase of Ps.387 million from a comprehensive financing cost of Ps.120 million for the first six months of 2006.

Income Tax

For the first six months of 2007, we recorded provisions for income tax of Ps.11,818 million, as compared to Ps.6,856 million in the first six months of 2006. The increase reflected our increased income during the second quarter of 2007.

Net Income

For the first six months of 2007, we had net income of Ps.30,478 million. Net income increased by 42.7% from Ps.21,355 million reported for the first six months of 2006. This increase in net income reflected principally our increased operating income, which was partially offset by an increase in our income tax expense.

Outstanding Indebtedness

As of June 30, 2007, we had total indebtedness of Ps.92,585 million, of which Ps.8,862 million, or 9.6%, was classified as short-term debt (including the current portion of long-term debt). As of June 30, 2006, we had total indebtedness of Ps.104,952 million, and as of December 31, 2006, we had total indebtedness of Ps.111,774 (in constant pesos as of June 30, 2007). Without giving effect to hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.59,527 million, or 64.3%, of our total indebtedness as of June 30, 2007 was denominated in U.S. dollars, and approximately Ps.43,944 million, or 47.5%, bore interest at variable rates.

The maturities of our long-term debt as of June 30, 2007 were as follows:

Years	Amount
	(millions of constant Mexican pesos as of June 30, 2007)
2008	Ps.	5,173
2009		7,541
2010		2,590
2011		21,878
2012		4,975
2013 and thereafter		41,566

Total	Ps.	83,723

We regularly assess our interest rate and foreign exchange exposures in order to determine whether to hedge our exposures. We may use derivative instruments to hedge our exposures.

Share Repurchase Program

We have continued to repurchase shares of our capital stock under our share repurchase program. During the first six months of 2007, we repurchased approximately 140.7 million Series L shares and 207,400 Series A shares for an aggregate consideration of Ps.4,066 million.

Selected Balance Sheet and Other Data

As of June 30, 2007, cash and cash equivalents amounted to Ps.17,484 million, as compared to Ps.43,742 million as of December 31, 2006 and Ps.43,822 million as of June 30, 2006. The decrease in cash during the second quarter of 2007 principally reflected the acquisition of TELPRI on March 30, 2007. In addition, during the first six months of 2007, we used approximately Ps.3,799 million to pay dividends and Ps.9.9 billion to fund capital expenditures.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 27, 743 million for the six months ended June 30, 2007 and Ps.17,041 million for the six months ended June 30, 2006. Compared to Mexican FRS, net income under U.S. GAAP was approximately 9% lower for the six months ended June 30, 2007 and 20% lower for the six months ended June 30, 2006.

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